FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

ENERNORTH INDUSTRIES INC. 1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1.

Item 2.   **Date of Material Change**

April 3, 2006.

Item 3.   **News Release**

The News Release was disseminated via CCNMatthews via North American Disclosure on April 3, 2006.

Item 4.   **Summary of Material Change**

EnerNorth Industries Inc. has acquired from two (2) arm's length parties a 100% interest in a private Alberta corporation ("Alberta Co") with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN$2,325,000, subject to closing adjustments. The purchase price has been satisfied by a cash payment of $2,100,000 and the delivery of 103,212 common shares of the Company issued at a price of CDN $2.18 per share.

Alberta Co's current production averages approximately50 boe/d, and is predominantly comprised of natural gas. Assets include an interest in a natural gas unit located at Brock, Saskatchewan; an interest in the Cactus Lake area of Saskatchewan; and, an interest in the Coutts area of Alberta. Enernorth believes there is upside potential from various identified drilling locations on approximately 24,960 gross acres (2,520 net acres) of lands in these areas.

Alberta Co., is now a wholly owned subsidiary of Enernorth.

Item 5.   **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7.   **Omitted Information**

Not applicable.

Item 8.   **Executive Officer**

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.   **Date of Report**

April 3, 2006

The foregoing accurately discloses the material change referred to herein.

ENERNORTH INDUSTRIES INC.

Per: "Sandra J. Hall"
President & Secretary